

November 30, 2011

Via E-mail
Steven A. Elder
Senior VP and Chief Financial Officer
Wright Express Corporation
97 Darling Ave.
South Portland, Maine 04106

> **Re:** **Wright Express Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 001-32426**

Dear Mr. Elder:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 49

1. You disclose that realized gains and losses on available-for-sale securities are included in other revenues. You indicated in your response to prior comment 5 of our letter dated April 9, 2009 that these amounts should not be included in revenues under Rule 9-04 of Regulation S-X. Please revise your revenue recognition policy accordingly in future

filings. Also please confirm if any gains or losses for these securities were recognized as revenue during fiscal 2009, fiscal 2010, or fiscal 2011.

Note 3. Business Acquisitions, page 52

2.   Tell us how you determined that the acquired brand name from your acquisition of RD Card Holdings Australia Pty Ltd. was deemed to have an indefinite useful life. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets. We refer you to ASC 350-30-35-3.

Note 20. Segment Information, page 77

3.   We note that you conduct banking operations through your wholly-owned banking subsidiary, Wright Express Financial Services Corporation ("FSC"). Please provide us with your analysis in determining that FSC does not constitute a reporting segment under ASC 280. In your response, provide us with quantitative information regarding the size of these operations and their impact on your financial position and results of operations. Please include in your response detailed quantified financial information such as the composition of FSC's balance sheet (loans, investments, deposits, etc.) and income statement (interest income, fee income, interest expense, etc.).

Signatures

4.   Ms. Smith only signed the Form 10-K for the registrant; she did not separately sign the Form 10-K on behalf of the registrant in her individual capacity as its principal financial and accounting officer. See General Instruction D(2)(a) to Form 10-K. Please file an amended Form 10-K that contains all required signatures.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Note 9. Income Taxes, page 19

5.   You disclose that in the first quarter of 2011, management determined that future earnings generated by the company's Australian subsidiaries will be invested indefinitely outside the United States. Tell us your consideration to quantify the amount of cash, cash equivalents, and investments that are currently held in these subsidiaries and supplementally quantify these amounts in your response. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Steven A. Elder
Wright Express Corporation
November 30, 2011
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or Evan Jacobson, Staff Attorney, at (202) 551-3428 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief